March 7, 2007

Mr. William Choi, Accounting Branch Chief
U.S. Securities and Exchange Commission               BY EDGAR AND OVERNIGHT DELIVERY
450 Fifth Street, N.W.
Mail Stop 3561
Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K for the Fiscal Year Ended February 25, 2006, filed May 10, 2006
Form 10-Q for the Fiscal Quarter Ended November 25, 2006, filed January 4, 2007
File No. 1-09595

Dear Mr. Choi:

We have received your comment letter dated March 2, 2007, concerning the above referenced Form 10-K and Form 10-Q.  The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response.  Per your telephone conversation this week with Lisa Beth Lentini, we are respectfully requesting an extension of an additional eight business days to complete our response and allow for the appropriate amount of time and resources to consider the staff’s comments.  We intend to provide our responses to the comment letter by no later than March 28, 2007.

Best Buy Co., Inc. (“Best Buy”) hereby represents that:

•                  Best Buy is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•                  Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of this request and look forward to the opportunity to work with you.  If you have questions regarding the information set forth herein, please telephone me at (612)291-4840.  My fax number is (952)430-5833.

Sincerely,

/s/ Susan S. Grafton

Ms. Susan S. Grafton
Vice President, Controller and Chief Accounting Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Stacy Janiak, Deloitte & Touche LLP
Anne Rosenberg, Robins, Kaplan, Miller & Ciresi LLP
Darren Jackson, Best Buy Co., Inc.